Appendix 3D Changes relating to buy-back Rule 3.8A Appendix 3D Changes relating to buy-back (except minimum holding buy-back) Information and documents given to ASX become ASX’s property and may be made public. Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001. Name of entity ABN Rio Tinto Limited (RTL) 96 004 458 404 We (the entity) give ASX the following information. 1 Date that an Appendix 3C or the last 2 May 2018 (Appendix 3D) Appendix 3D was given to ASX Information about the change Complete each item for which there has been a change and items 9 and 10. Column 1 Column 2 (Details announced to market in (Details of change to buy-back Appendix 3C or last Appendix proposals) 3D) On-market buy-back 2 Name of broker who will act on the company’s behalf 3 Deleted 30/9/2001. + See chapter 19 for defined terms. Appendix 3D Page 1 23/04/2013

Appendix 3D Changes relating to buy-back Column 1 Column 2 (Details announced to market in (Details of change to buy-back Appendix 3C or last Appendix proposals) 3D) 4 If the company intends to buy back Under the shareholder authority Under the shareholder authority a maximum number of shares - that granted at the Annual General granted at the Annual General number Meeting held on 2 May 2018, in Meeting held on 9 May 2019, in Note: This requires a figure to be included, not a the period until (and including) the period until (and including) percentage. The reference to a maximum number the date of the RTL 2019 the date of the RTL 2020 is to the total number including shares already Annual General Meeting or 1 Annual General Meeting or 8 bought back and shares remaining to be bought back. If the total has not changed, the item does May 2019 (whichever is the May 2020 (whichever is the not need to be completed. later), or, if earlier, the later), or, if earlier, the date on which shareholders next date on which shareholders next give approval to buy-backs by give approval to buy-backs by RTL of fully paid ordinary RTL of fully paid ordinary shares, the aggregate of the shares, the aggregate of the shares bought back under that shares bought back under that authority on-market, together authority on-market, together with the number of shares with the number of shares bought back under that authority bought back under that authority under any off market buy-back under any off market buy-back tenders will not exceed 41.2 tenders will not exceed 55.6 million shares. million shares. 5 If the company intends to buy back See Item 4. See Item 4. a maximum number of shares - the number remaining to be bought back 6 If the company intends to buy-back See Item 4. See Item 4. shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention 7 If the company intends to buy back shares if conditions are met - those conditions + See chapter 19 for defined terms. Appendix 3D Page 2 23/04/2013

Appendix 3D Changes relating to buy-back All buy-backs 8 Any other change At the 2018 Annual General At the 2019 Annual General Meeting held on 2 May 2018, Meeting held on 9 May 2019, RTL RTL shareholders renewed the shareholders renewed the authority authority to buy back shares to buy back shares under off market under off market buy-back buy-back tenders (up to the limit tenders (up to the limit described in Item 4). described in Item 4). 9 Reason for change To refresh the shareholder authorities previously granted in 2018. For further detail, see the Explanatory Notes lodged with the ASX on 28 February 2019 for the RTL Annual General Meeting held on 9 May 2019. 10 Any other information material See the Explanatory Notes lodged with the ASX on 28 February 2019 to a shareholder’s decision for the RTL Annual General Meeting held on 9 May 2019. whether to accept the offer (eg, details of any proposed takeover bid) Compliance statement 1. The company is in compliance with all Corporations Act requirements relevant to this buy-back. 2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form. Sign here: ........................................................ Date: 9 May 2019 Company Secretary Print name: Tim Paine + See chapter 19 for defined terms. Appendix 3D Page 3 23/04/2013